SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of December 2014, the account registered to Counsel Trust Co Plumbers Local 112 Annuity Fund acquired control due to ownership of greater than 25% of the Wright Major Blue Chip Equities Fund’s (the "Fund") outstanding shares.  Counsel Trust Co Plumbers Local 112 Annuity Fund owned 25.1 % of the Fund and thus controlled the Fund as of that date.